**GUGGENHEIM INVESTOR SERVICES, LLC**
An Indirect Wholly Owned Subsidiary of Guggenheim Capital, LLC

(SEC I.D. No. 8-44742)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-44742

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___01/01/2023___ AND ENDING ___12/31/2023___
<br>MM/DD/YY      MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Guggenheim Investor Services, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__330 Madison Avenue__
(No. and Street)

| New York | New York | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Dina DiLorenzo | 212-901-9405 | Dina.DiLorenzo@guggenheimpartners.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__KPMG LLP__
(Name – if individual, state last, first, and middle name)

| 200 E. Randolph St. | Chicago | IL | 60601 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 185 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Dina DiLorenzo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Guggenheim Investors Services, LLC (the Company) _____, as of 12/31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title:
Managing Executive

**ANN L. TRACEY**
NOTARY PUBLIC
State of Connecticut
My Commission Expires
October 31, 2025

Notary Public

### This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**GUGGENHEIM INVESTOR SERVICES, LLC**

December 31, 2023

**Table of Contents**



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

**Report of Independent Registered Public Accounting Firm**

To the Member and Management
Guggenheim Investor Services, LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Guggenheim Investor Services, LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*KPMG LLP*

We have served as the Company's auditor since 2003.

Chicago, Illinois
February 16, 2024

**GUGGENHEIM INVESTOR SERVICES, LLC**

Statement of Financial Condition
December 31, 2023

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 15,626,772 |
| Other assets | | 40,089 |
| **Total assets** | $ | 15,666,861 |

**Liabilities and Member's Equity**

| | | |
|---|---|---:|
| Accrued expenses and other liabilities | $ | 59,480 |
| Due to related parties | | 230,373 |
| **Total liabilities** | | 289,853 |
| Member's equity | | 15,377,008 |
| **Total liabilities and member's equity** | $ | 15,666,861 |

The accompanying notes are an integral part of the Statement of Financial Condition.

# GUGGENHEIM INVESTOR SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2023

## 1. Organization and Nature of Business

Guggenheim Investor Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of Guggenheim Funds Services, LLC (the Parent) whose ultimate parent is Guggenheim Capital, LLC (Guggenheim). The Company engages in advisory services for financial structuring transactions.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation
The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

### Use of Estimates
The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

### Cash
The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

### Income Taxes
The Company is a single member LLC, organized as a Delaware Limited Liability Company, and treated as a disregarded entity for U.S. income tax purposes. State and local tax liabilities are determined under individual state laws. The Company's income is included in the federal and state income tax returns of the tax regarded entity.

Accounting Standards Codification (ASC) 740-10, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely than-not of being sustained by the applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2023. Further, as of December 31, 2023, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

### New Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2023-07, *Improvements to Reportable Segment Disclosures* (ASU 2023-07), which primarily requires enhanced disclosures about significant segment expenses. The guidance also clarifies that a public business entity with a single reportable segment is required to provide disclosures required by the amendments in ASU 2023-07 and existing segment disclosures in ASC

Topic 280, *Segment Reporting*. The guidance is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact to financial statement disclosures.

## 3. Related-Party Transactions

In the ordinary course of business, the Company earned fees relating to structuring and arranging securitized transactions. Related parties may invest in such structured transactions.

Certain services are charged to the Company from its related parties under the Services and Expense Agreement, effective as of January 1, 2023. These services include, but are not limited to administrative, compliance, legal, business and operations personnel, premises, human resources, information technology, systems and office administration.

## 4. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of the greater of minimum net capital of $5,000, or 6 2/3%, of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2023, net capital was $15,336,919, an excess of $15,317,595, and the ratio of aggregate indebtedness to net capital was 0.02 to 1.

The Company does not carry customer accounts and does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to corporate finance, merger and acquisition, and divestiture and investment advice services.

## 5. Subsequent Events

Management has evaluated all subsequent transactions and events after the statement of financial condition date through February 16, 2024, the date the financial statements were available to be issued and has determined that no items require disclosure.